Exhibit 99.71

Volaris Reports September 2017 Traffic Results, Total Passenger Growth of 7%

MEXICO CITY--(BUSINESS WIRE)--October 5, 2017--Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports September 2017 and year-to-date preliminary traffic results.

During September 2017, Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 11.8% year over year. Total demand, as measured in Revenue Passenger Miles (RPMs), in September 2017 increased 9.4% year over year, reaching 1.2 billion. Volaris transported a total of 1.2 million passengers during the month, an increase of 6.8% year over year. Network load factor for September was 82.4%, a decrease of 1.8 percentage points year over year.

During the first nine months of 2017, Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 14.3% year over year. Total demand, as measured in Revenue Passenger Miles (RPMs), for the nine months ended September 2017 increased 12.5% year over year, reaching 11.9 billion. Volaris transported a total of 12.2 million passengers during the first nine months of 2017, an increase of 10.5% year over year. Network load factor for the first nine months of the year was 85.0%, a decrease of 1.4 percentage points year over year.

During September 2017, Volaris started to operate two international routes (Mexico City – San Antonio, Texas and Mexico City – San Jose, Costa Rica).

During the month, Hurricanes Irma and Maria, tropical storms Max and Lidia in the Pacific, and two earthquakes that impacted 11 states in Mexico, affected operations with approximately 50 flights cancelled in eight airports, also triggering a decline in bookings for the period. Volaris worked in coordination with the federal, state, and local authorities to assist people that were stranded. We also helped our customers with free of charge changes in itineraries.

The following table summarizes Volaris traffic results for the month and year-to-date.

	September 2017	September 2016	Variance	Nine months ended September 2017	Nine months ended September 2016	Variance
RPMs (in millions, scheduled & charter)
Domestic	861	774	11.2%	8,165	7,373	10.7%
International	327	312	4.9%	3,710	3,180	16.7%
Total	1,188	1,086	9.4%	11,875	10,553	12.5%
ASMs (in millions, scheduled & charter)
Domestic	1,011	899	12.5%	9,379	8,512	10.2%
International	430	390	10.1%	4,587	3,702	23.9%
Total	1,441	1,289	11.8%	13,966	12,214	14.3%
Load Factor (in %, scheduled)
Domestic	85.1%	86.1%	(1.0) pp	87.1%	86.6%	0.5 pp
International	76.2%	79.9%	(3.7) pp	80.8%	85.9%	(5.1) pp
Total	82.4%	84.2%	(1.8) pp	85.0%	86.4%	(1.4) pp
Passengers (in thousands, scheduled & charter)
Domestic	1,006	938	7.4%	9,643	8,831	9.2%
International	226	216	4.5%	2,557	2,207	15.8%
Total	1,232	1,154	6.8%	12,200	11,038	10.5%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 168 and its fleet from four to 67 aircraft. Volaris offers more than 314 daily flight segments on routes that connect 40 cities in Mexico and 27 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eight consecutive years. For more information, please visit: www.volaris.com

CONTACT:
Volaris
Investor Relations:
Andrés Pliego, +52 55 5261 6444
ir@volaris.com
or
Media:
Cynthia Llanos, +52 1 55 4577 0803
cllanos@gcya.net